Exhibit 99.2

Proposed issue of securities

Announcement Summary

Entity name

MESOBLAST LIMITED

Announcement Type

New announcement

Date of this announcement

22/11/2021

The Proposed issue is:

A placement or other type of issue

Total number of +securities proposed to be issued for a placement or other type of issue

ASX +security code	+Security description	Maximum Number of +securities to be issued

New class-code to be confirmed	ADS warrants	1,769,669

Proposed +issue date

31/12/2021

Refer to next page for full details of the announcement

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Proposed issue of securities

Part 1 - Entity and announcement details

1.1Name of +Entity

MESOBLAST LIMITED

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

If the +securities are being offered under a +disclosure document or +PDS and are intended to be quoted on ASX, we also apply for quotation of all of the +securities that may be issued under the +disclosure document or +PDS on the terms set out in Appendix 2A of the ASX Listing Rules (on the understanding that once the final number of +securities issued under the +disclosure document or +PDS is known, in accordance with Listing Rule 3.10.3C, we will complete and lodge with ASX an Appendix 2A online form notifying ASX of their issue and applying for their quotation).

1.2Registered Number Type	Registration Number

ACN	109431870

1.3ASX issuer code

MSB

1.4The announcement is

New announcement

1.5Date of this announcement

22/11/2021

1.6The Proposed issue is:

A placement or other type of issue

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Proposed issue of securities

Part 7 - Details of proposed placement or other issue

Part 7A - Conditions

7A.1 Do any external approvals need to be obtained or other conditions satisfied before the placement or other type of issue can proceed on an unconditional basis?

Yes

7A.1a Conditions

Approval/Condition	Date for determination	Is the date estimated or actual?	** Approval received/condition met?

+Security holder approval	29/11/2021	Actual

Comments

Mesoblast is seeking to refresh its 15% placement limit for the purposes of ASX Listing Rule 7.4 at its upcoming Annual General Meeting - please see Notice of Annual General Meeting lodged 29 October 2021.

Part 7B - Issue details

Is the proposed security a 'New class' (+securities in a class that is not yet quoted or recorded by ASX) or an 'Existing class' (additional securities in a class that is already quoted or recorded by ASX)?

New class

Will the proposed issue of this +security include an offer of attaching +securities? No

Details of +securities proposed to be issued

ISIN Code (if Issuer is a foreign company and +securities are non CDIs)

Have you received confirmation from ASX that the terms of the proposed +securities are appropriate and equitable under listing rule 6.1? No	Will the entity be seeking quotation of the 'new' class of +securities on ASX? No

ASX +security code	+Security description
New class-code to be confirmed	ADS warrants

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Proposed issue of securities

+Security type

Options

Number of +securities proposed to be issued

1,769,669

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

In connection with refinancing of existing senior debt facility with a new US$90 million five year facility provided by funds managed by Oaktree Capital Management, L.P.

Please provide an estimate of the AUD equivalent of the consideration being provided for the +securities

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Options details

+Security currency	Exercise price	Expiry date

USD - US Dollar	USD 7.2600	31/12/2028

Details of the type of +security that will be issued if the option is exercised

Other

Description

Mesoblast American Depositary Share. Please see Preliminary Final Report including Appendix 4E lodged 31 August 2021 for more information on Mesoblast American Depositary Shares

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities proposed to be issued or provide the information by separate announcement.

See announcement lodged 22 November 2021

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Proposed issue of securities

Part 7C - Timetable

7C.1 Proposed +issue date

31/12/2021

Part 7D - Listing Rule requirements

7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the entire issue under listing rule 7.1?

Yes

7D.1a Date of meeting or proposed meeting to approve the issue under listing rule 7.1

29/11/2021

7D.2 Is a party referred to in listing rule 10.11 participating in the proposed issue?

No

7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?

No

7D.4 Will any of the +securities to be issued be subject to +voluntary escrow?

No

Part 7E - Fees and expenses

7E.1 Will there be a lead manager or broker to the proposed issue?

No

7E.2 Is the proposed issue to be underwritten?

No

7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue

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Proposed issue of securities

Part 7F - Further Information

7F.01 The purpose(s) for which the entity is issuing the securities

See announcement dated 22 November 2021

7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?

No

7F.2 Any other information the entity wishes to provide about the proposed issue

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